COMMENTS RECEIVED ON OCTOBER 31, 2018

FROM KEN ELLINGTON

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Global Real Estate Fund (Form N-CSR Filing)

“Statement of Assets and Liabilities”

C:

The Staff notes that the “Other payables and accrued expenses” line item represented approximately 72% of the total liabilities of the fund. The Staff requests we confirm that all material liabilities have been disclosed in accordance with Article 6-04 (10) of Regulation S-X.

R:

We confirm that the amounts included in Other Payables and Accrued Expenses, including unaffiliated liabilities for audit and custody fee payable are not material to the fund. We will continue to evaluate disclosure in accordance with Regulation S-X.